Dean Witter Spectrum Series
Monthly Report
February 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Dean
Witter Spectrum Funds as of February 28, 1998 was as follows:

Funds                    N.A.V.                    % change
for month
Spectrum Balanced        $14.27
1.44%
Spectrum Strategic       $10.90
3.33%
Spectrum Technical       $14.52
0.37%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, profits were recorded during February due primarily to a continued upward move in U.S. equity prices.
As a result of this increase, gains were recorded in the stock index component from long positions in S&P 500 Index futures. Gains were also recorded in the managed futures component of the balanced portfolio from short crude oil futures positions as oil prices declined during the second half of the month as a tentative agreement was reached between the U.N. and Iraq. Additional gains were recorded in agricultural futures trading. Losses recorded from shortterm volatility in the currency markets, specifically transactions involving European and Asian currencies relative to the U.S. dollar, offset a portion of these gains. Smaller losses were experienced in the bond portion of the portfolio as U.S. Treasury securities prices declined.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were recorded from transactions involving the German mark and Japanese yen as the value of these currencies experienced short-term volatile movement. Losses were also recorded from long positions in sugar futures as sugar prices declined on the prospect of an abundant supply.
Smaller losses were recorded from long positions in U.S.
interest rate futures as domestic bond prices declined during February. These losses were partially offset by gains recorded in agricultural futures from trading soybean and soybean product futures, as well as in metals from long positions in silver futures.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, gains were recorded from short positions in crude and heating oil futures as oil prices declined in reaction to easing tensions in the Middle East.
Additional gains were recorded from long silver futures positions as silver prices finished the month higher.
Smaller gains were recorded from trading agricultural and soft commodities. These gains were partially offset by losses experienced in currencies, particularly from transactions involving the Japanese yen as its value moved without consistent direction. Smaller losses were recorded from long U.S. interest rate futures positions.

 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset
Value per Unit from the start of each calendar year the
Fund has traded.  Also provided is the inception-to-date
return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF
FUTURE RESULTS.
Funds                         Year                Return
Spectrum Balanced
                         1994 (2 months)
1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (2 months)
3.8%

                    Inception-to-Date Return:
                    42.7% Annualized Return:
11.3%

__________________________________________________________
__ _________________________

Spectrum Strategic
                         1994 (2 months)
0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997
0.4%
                         1998 (2 months)
1.8%

                    Inception-to-Date Return:
9.0%
                    Annualized Return:
2.6%
__________________________________________________________
__ _________________________

Spectrum Technical
                         1994 (2 months)
2.2%
                         1995                17.6%
                         1996                18.4%
                         1997
7.5%
                         1998 (2 months)
-0.8%

                    Inception-to-Date Return:
45.2%
                    Annualized Return:
11.9%
__________________________________________________________
__ _________________________






Statements of Operations
For the Month Ended February 28, 1998
(Unaudited)
                                        Dean Witter
Spectrum Balanced
                                        Percent of
                                        February 1, 1998
                                        Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                      340,194
1.26
  Net change in unrealized       80,409       .30
  Total Trading Results         420,603      1.56
Interest Income (DWR)           105,318       .39

  Total Revenues                525,921
1.95
EXPENSES
Brokerage commissions (DWR)     109,980       .41
Management fees                  28,056       .10

  Total Expenses                138,036

 .51

NET INCOME (LOSS)               387,885

1.44





Statements of Changes in Net Asset Value
For the Month Ended February 28, 1998
(Unaudited)
                            Dean Witter Spectrum Balanced
                          Units          Amount    Per
                          Unit
                                           $          $
Net Asset Value,
 February 1, 1998      1,915,075.545    26,933,928
14.06
Net Income (Loss)                  -       387,885
 .21
Redemptions              (26,016.963)     (371,262)
14.27
Subscriptions             56,409.693       804,966
14.27

Net Asset Value,
  February 28, 1998    1,945,468.275    27,755,517
14.27


The accompanying notes are an integral part of these financial statements.

      Dean Witter Spectrum Strategic           Dean Witter Spectrum
Technical
                     Percent of
Percent of
                     February 1, 1998           February 1,
1998
                     Beginning
Beginning
       Amount        Net Asset Value    Amount  Net Asset
Value
           $               %               $           %
      1,224,354      1.95              7,154,528
3.92
     (2,898,005)    (4.61)            (5,284,846)
(2.90)

     (1,673,651)    (2.66)             1,869,682
1.02
        190,846       .30                572,644
 .32
      (1,482,805)   (2.36)             2,442,326
1.34
         401,031     0.64              1,162,771
 .64
        209,689      0.33                607,985
 .33

        610,720      0.97              1,770,756
 .97

     (2,093,525)    (3.33)               671,570
 .37






  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per
Unit
                 $          $                         $            $
5,577,038.381  62,906,776  11.28  12,611,554.620    182,395,460   14.46
            -  (2,093,525)  (.38)              -        671,570     .06
 (103,080.346) (1,123,576) 10.90    (148,093.100)    (2,150,312)  14.52
  127,342.493   1,388,033  10.90     340,308.908      4,941,285   14.52

5,601,300.528  61,077,708  10.90  12,803,770.428    185,858,003  14.52



Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting
Policies

Organization , Dean Witter Spectrum Balanced L.P.
("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P.
("Spectrum Strategic") and Dean Witter Spectrum Technical
L.P. ("Spectrum Technical") (individually, a
"Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management
Corporation ("Demeter"). Demeter is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.
("MSDWD").

On July 31, 1997, Dean Witter Reynolds Inc. ("DWR"), a wholly-owned subsidiary of MSDWD, closed the sale of its institutional futures business and foreign currency trading operations to Carr Futures Inc. ("Carr"), a subsidiary of Credit Agricole Indosuez. Following the sale, Carr became the commodity broker for most of the Partnership's transactions and is the counterparty on the Partnership's foreign currency trades. DWR will continue to serve as a non-clearing commodity broker for the Partnership with Carr providing all clearing services for Partnership transactions.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net
Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum
Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs ,
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 49/120 of 1% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Brokerage fees for Spectrum Strategic and Spectrum
Technical are accrued at a monthly rate of 51/80 of 1% of the Net Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole
Units, in a minimum amount of 50 Units, unless a Limited
Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership
Agreement) without paying additional charges.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)



Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.


3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.
Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:


Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic and Spectrum Technical.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)




Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net
Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.


4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior
Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency
Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including
JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnerships commodity pool. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New
York, New York County, and on November 14, 1996 in the
Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New
York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools. On
December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.